

March 27, 2015

Via E-mail
Paul M. Meurer
Chief Financial Officer
Realty Income Corporation
11995 El Camino Real
San Diego, CA 92130

> **Re: Realty Income Corporation**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed February 18, 2015**
> **File No. 1-13374**

Dear Mr. Meurer:

We have reviewed your March 20, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 17, 2015 letter.

Financial Statements and Supplementary Data

Allocation of the Purchase Price of Real Estate Acquisitions, page 59

1.   We note your response to prior comment 1. Please tell us the basis for your use of discounts between expected market rents and the contractual option rents in assessing your bargain renewal option and how your policy complies with ASC 805-20-25-12. In your response, explain how you concluded that the parameters established in your policy are appropriate given your limited experience with bargain renewal option rollovers. Further, tell us the potential impact to your financial statements if you considered all bargain renewals exercised regardless of discount to expected market rents and duration between acquisition and renewal dates.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3446 with any questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Accounting Branch Chief